Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Income	outstanding	Amount per
	(unaudited)	and equivalents	Share

Quarter ended September 30, 2003
Basic EPS	$62,132	48,214,793	$1.29
Diluted EPS	$62,132	48,300,348	$1.29
Quarter ended September 30, 2002
Basic EPS	$45,783	48,172,776	$0.95
Diluted EPS	$45,783	48,265,409	$0.95

		Shares
	Income	outstanding	Amount per
	(unaudited)	and equivalents	Share

Nine months ended September 30, 2003
Basic EPS	$195,248	48,194,170	$4.05
Diluted EPS	$195,248	48,280,373	$4.04
Nine months ended September 30, 2002
Basic EPS	$137,936	48,172,776	$2.86
Diluted EPS	$137,936	48,267,844	$2.86

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